DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006296

January 28, 2004

Nils H. Okeson
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-28-2004

Re: Sabre Holdings Corporation
Incoming letter dated January 9, 2004

Dear Mr. Okeson:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Sabre by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

ALSTON&BIRD LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Nils H. Okeson
Direct Dial: 404-881-7889
E-mail: nokeson@alston.com

January 9, 2004

VIA: HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sabre Holdings Corporation - Omission of Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

As counsel to Sabre Holdings Corporation, a Delaware corporation (the "Company"), we are writing to seek confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal (the "Proposal") submitted to the Company by John R. Chevedden of 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278.

Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

- this letter;
- Mr. Chevedden's letter dated December 2, 2003, which contains the Proposal (attached as Exhibit A);
- the Company's letter of December 4, 2003 to Mr. Chevedden pursuant to Rule 14a-8(f), which sets forth the deficiencies of the Proposal (attached as Exhibit B);
- a letter dated December 10, 2003 from Seth Ide of Fidelity Investments to Mr.

Chevedden (the "Fidelity Letter"), a copy of which Mr. Chevedden forwarded to the Company on December 16, 2003, which references the number of shares of Company stock held by Mr. Chevedden continuously since March 16, 2000 (attached as Exhibit C); and

- a table provided by the Company that lists the daily highest selling prices of the Company's common stock for each trading day during the 60 calendar days prior to December 2, 2003 (attached as Exhibit D).

The Company expects to file its definitive Proxy Materials with the Commission on or about March 29, 2004 and intends to omit the Proposal from these Proxy Materials for the reasons set forth herein. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff no later than 80 calendar days before the date on which the Company intends to file its definitive Proxy Materials.

INTRODUCTION

The Company received Mr. Chevedden's Proposal on December 2, 2003. The Proposal is as follows: "Shareholders request that our Directors increase shareholder rights and take the steps necessary so that each director is elected annually. (Does not affect the unexpired terms of directors.)". In the letter containing the Proposal, Mr. Chevedden did not indicate whether he held any shares of the Company's stock.

On December 4, 2003, pursuant to Rule 14a-8(f), the Company notified Mr. Chevedden that he had not provided adequate proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's stock entitled to be voted at the Company's 2004 Annual Meeting of Stockholders for at least one year by the date he submitted the Proposal, as required by Rule 14a-8(b). In the letter, the Company also notified Mr. Chevedden that he had 14 days after receiving the Company's letter to demonstrate that he satisfied the eligibility requirements of Rule 14a-8(b) or the Company would omit the Proposal from the Proxy Materials.

On December 16, 2003, the Company received the Fidelity Letter, which states that Mr. Chevedden has continuously held no less than 72 shares of the Company's stock since March 16, 2000.

As more fully set forth below, the Company believes that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f) because Mr. Chevedden has failed to satisfy the eligibility requirements of Rule 14a-8(b).

BASIS FOR EXCLUSION

I. Rule 14a-8(b)(1) - Requisite Ownership and Holding Period

Rule 14a-8(b)(1) provides that in order for Mr. Chevedden to be eligible to submit a proposal for inclusion in the Company's Proxy Materials, he must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date he submitted the Proposal and continue to hold those securities through the date of the meeting.

According to Staff Legal Bulletin No. 14 "Shareholder Proposals", dated July 13, 2001 ("SLB 14"), for purposes of determining whether a shareholder is eligible to submit a proposal, the market value of the shareholder's securities (for securities listed on the New York Stock Exchange) is determined by multiplying the number of securities owned by the shareholder by the highest selling price during the 60 calendar days before the shareholder submitted the proposal.

Since October 11, 1996, shares of the Company's common stock have been listed on the New York Stock Exchange. During the 60 calendar days preceding December 2, 2003, the date of submission of the Proposal, the highest selling price of the Company's shares was $23.00, which occurred on October 6, 2003. As stated above, the Fidelity Letter states that Mr. Chevedden owns no less than 72 shares of the Company's common stock. Therefore the maximum market value of those shares during the 60 days preceding the submission of the Proposal was $1,656.00, less than the $2,000 requirement. In addition, there were in excess of 140 million shares of the Company's common stock outstanding at all times during the one year period preceding the submission of the Proposal. Thus, the 72 shares owned by Mr. Chevedden represents significantly less than 1% of the Company's outstanding shares. Due to the fact that Mr. Chevedden did not own the requisite $2,000 in market value, or 1%, of the Company's common stock at the time the Proposal was submitted, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(f).

The Staff has on several occasions confirmed that no enforcement action would be taken if a shareholder's proposal were to be excluded from a company's proxy materials on the grounds that the shareholder did not own, or failed to provide timely and adequate evidence that the shareholder did own, the minimum $2,000 in market value, or 1%, of the company's securities. Recent examples include Deere & Company (December 5, 2003) (proposal excluded where shareholder owned one share with an approximate market value of $57), Motorola, Inc. (August 12, 2003) (proposal excluded where shareholder owned shares that had a market value less than $2,000), and Seagate Technology (August 11, 2003) (proposal excluded where shareholder owned 100 shares with an aggregate market value of $1,235).

II. Rule 14a-8(f) - No Requirement to Notify Proponent of Deficiency Where Deficiency Cannot Be Remedied

Rule 14a-8(f) specifies that a company need not provide a shareholder with notice of a deficiency in such shareholder's proposal if such deficiency cannot be remedied. SLB 14, Part C, Question 6(c) provides that failure on the part of the proponent to own at least $2,000 in market value, or 1%, of the company's securities is a defect that cannot be remedied. As detailed above, Mr. Chevedden's Proposal suffers from this defect. Since this defect cannot be remedied, the Company was not required to provide Mr. Chevedden with further notice of his Proposal's deficiency under Rule 14a-8(f).

CONCLUSION

The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rules 14a-8(b)(1) and 14a-8(f) because Mr. Chevedden has not satisfied, and cannot timely satisfy, the eligibility requirements of Rule 14a-8(b).

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (404) 881-7889.

In accordance with Rule 14a-8(j), the Company is simultaneously notifying Mr. Chevedden, by copy of this letter, of its intention to omit the Proposal from the Company's Proxy Materials.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and addressed envelope provided herein.

Sincerely,

Nils H. Okeson

Enclosures
cc: John R. Chevedden
James F. Brashear, Esq.
Matthew Haltom, Esq.

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. William Hannigan
Chairman
Sabre Holdings Corp. (TSG)
3150 Sabre Drive
Southlake, TX 76092
PH: 682-605-1000,-6200

Dear Mr. Hannigan,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

December 2, 2003

cc: James Brashear
Corporate Secretary
PH: 682-605-1551
FX: 682-605-6500,-7522

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors increase shareholder rights and take the steps necessary so that each director is elected annually. (Does not affect the unexpired terms of directors.)

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. I believe that shareholder rights are increased if we can vote on each director annually instead of waiting three years.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

Source: "Take on the Street" by Arthur Levitt

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave a company without experienced Directors. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director. Institutional investors in general own 95% of our stock.

I hope that our Directors will make a positive response to this proposal. On the 2003 shareholder proposal calling for a Shareholder Vote Regarding Poison Pills, our Directors said they responded by stating that there would be a shareholder vote at the next annual meeting for any poison pill adopted by the Board.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Yahoo! Finance, Quotes and Info
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

EXHIBIT B

James F. Brashear
Deputy General Counsel and
Corporate Secretary

3150 Sabre Drive, MD 8314
Southlake, TX 76092-2129
Tel: (682) 605-1551 Fax: (682) 605-7522

james.brashear@sabre-holdings.com

Licensed in California and Texas

Sabre Holdings ™

December 4, 2003

Mr. John Chevedden
2215 Nelson Avenue #205
Redondo Beach CA 90278

Re: Proposal for Shareholder Vote

Dear Mr. Chevedden:

I received your facsimile message transmitted on December 2, 2003 regarding the shareholder proposal that you wish to have considered at the 2004 Annual Meeting of Stockholders of Sabre Holdings Corporation ("Sabre Holdings").

I am writing to request that you submit proof that you are eligible under the Securities Exchange Act of 1934 (the "Exchange Act") to submit this proposal for consideration at our Annual Meeting.

Rule 14a-8(b) of the Exchange Act sets forth certain minimum eligibility requirements for shareholders who want to submit proposals. The rule states that, in order to be eligible to submit a shareholder proposal, "you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

Our records do not list you as the record holder of any shares of Sabre Holdings stock. If you are not the registered holder of the shares, Rule 14a-8(b)(2)(i) requires that you provide proof of eligibility by submitting a written statement from the record holder of the shares. That written statement must verify that, at the time you submitted your proposal, you had continuously held for at least one year the required number of Sabre Holdings shares. You have not provided the requisite written statement from the record holder in order to establish your eligibility to submit a proposal.

In accordance with Rule 14a-8(f) of the Exchange Act, I am notifying you of these eligibility deficiencies within 14 days of receiving your proposal. Your written response to this notice must demonstrate that you satisfy the eligibility requirements of Rule 14a-8(b) of the Exchange Act, including confirmation that you intend to continue to hold the requisite securities through the date of the annual meeting of Sabre Holdings' stockholders. Your written response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice. If you do not provide us with such a written response within 14 days of your receipt of this notice, we intend to exclude your proposal based on the eligibility deficiencies described above.

Please note that, because your shareholder proposal does not currently satisfy the procedural and eligibility requirements noted above, this letter does not address whether your shareholder proposal could be omitted from Sabre Holdings' proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, we reserve the right to omit your proposal on other grounds if a valid basis for such action exists.

Please send your written response to:

James F. Brashear
Corporate Secretary

E-mail: James.Brashear@sabre-holdings.com

Mailing address:

Sabre Holdings Corporation
MD 8314
3150 Sabre Drive
Southlake TX 76092-2129

Fax: 682-605-7522

Because of the timing of your submission, you may not have been aware that Bill Hannigan has resigned from Sabre Holdings. You may address Paul C. Ely, Jr. our new non-executive Chairman, using my contact information.

Very truly yours,

J F Brashear

EXHIBIT C

Fidelity Investments

Post-it® Fax Note 7671 (TSG)	Date 12-16-03 # of pages ▶ 1
To James Bradshear	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 682-605-7522 -1551 -6500	Fax #

December 10, 2003

John R. Chevedden
2215 Nelson Ave. Number 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his positions in Atlas Air Worldwide Hldgs Inc. (AAWH), Home Depot Inc (HD), Mattel Inc (MAT) and Sabre Hlds Corp Cl A (TSG) at Fidelity Investments.

I can confirm that John Chevedden has continuously held no less than 200 shares of AAWH since December 29, 2000, 100 shares of HD since October 1, 2002, 200 shares of MAT since October 1, 2002, and 72 shares of TSG since March 16, 2000.

I hope this information is helpful. If you have any questions, please contact me at 800-556-7891, extension 6879. I am available Monday through Friday, 8:30 a.m. to 5:00 p.m. Eastern time.

Sincerely,

Seth Ide

Seth Ide
Fidelity Service Specialist

Our File: W023534-10DEC03

EXHIBIT D

Date	Open	High	Low	Close	Volume	Adj. Close*
2-Dec-03	$20.67	$20.69	$20.20	$20.20	1,114,700	$20.20
1-Dec-03	$21.07	$21.20	$20.62	$20.64	769,700	$20.64
28-Nov-03	$21.04	$21.18	$20.70	$20.85	298,700	$20.85
26-Nov-03	$21.05	$21.14	$20.67	$20.96	810,800	$20.96
25-Nov-03	$20.48	$21.23	$20.43	$21.00	785,900	$21.00
24-Nov-03	$20.85	$20.90	$20.34	$20.59	1,357,100	$20.59
21-Nov-03	$20.83	$20.93	$20.57	$20.66	644,300	$20.66
20-Nov-03	$20.93	$21.03	$20.25	$20.64	584,300	$20.64
19-Nov-03	$21.09	$21.26	$20.88	$21.18	422,200	$21.18
18-Nov-03	$21.26	$21.58	$20.99	$21.05	412,000	$21.05
17-Nov-03	$21.46	$21.54	$21.06	$21.21	477,900	$21.21
14-Nov-03	$22.00	$22.13	$21.50	$21.51	321,300	$21.51
13-Nov-03	$22.19	$22.19	$21.63	$22.00	419,100	$22.00
12-Nov-03	$21.61	$22.19	$21.60	$22.19	848,400	$22.19
11-Nov-03	$21.73	$21.75	$21.40	$21.61	374,800	$21.61
10-Nov-03	$22.05	$22.21	$21.69	$21.73	557,300	$21.73
7-Nov-03	$21.94	$22.27	$21.82	$21.99	648,100	$21.99
6-Nov-03	$21.52	$22.11	$21.06	$21.87	629,300	$21.87
5-Nov-03	$21.80	$21.81	$21.14	$21.51	813,500	$21.51
4-Nov-03	$22.25	$22.39	$21.90	$22.20	467,500	$22.20
3-Nov-03	$22.00	$22.50	$21.96	$22.39	547,200	$22.39
31-Oct-03	$21.81	$22.08	$21.70	$21.91	727,800	$21.91
30-Oct-03	$21.76	$22.00	$21.51	$21.81	488,500	$21.81
29-Oct-03	$21.29	$21.72	$20.99	$21.58	551,300	$21.58
28-Oct-03	$21.48	$21.48	$21.06	$21.36	551,000	$21.29
27-Oct-03	$21.14	$21.68	$21.07	$21.49	587,900	$21.42
24-Oct-03	$21.75	$21.75	$20.56	$21.12	801,000	$21.05
23-Oct-03	$20.45	$22.08	$20.25	$21.78	2,178,500	$21.71
22-Oct-03	$20.29	$20.35	$19.90	$20.20	946,200	$20.13
21-Oct-03	$20.48	$20.65	$20.29	$20.29	1,633,800	$20.22
20-Oct-03	$20.99	$20.99	$20.40	$20.43	1,491,500	$20.36
17-Oct-03	$21.72	$21.72	$20.90	$20.95	1,242,300	$20.88
16-Oct-03	$21.30	$22.18	$20.95	$21.72	1,508,500	$21.65
15-Oct-03	$22.54	$22.54	$21.80	$22.08	1,627,200	$22.01
14-Oct-03	$22.40	$22.47	$22.11	$22.14	579,900	$22.07
13-Oct-03	$22.35	$22.79	$22.31	$22.35	333,200	$22.28
10-Oct-03	$22.28	$22.59	$21.91	$22.17	400,400	$22.10
9-Oct-03	$22.47	$22.81	$22.27	$22.28	634,700	$22.21
8-Oct-03	$22.24	$22.57	$22.21	$22.22	443,700	$22.15
7-Oct-03	$22.30	$22.37	$21.95	$22.21	460,100	$22.14
6-Oct-03	$23.00	$23.00	$22.08	$22.39	560,300	$22.32
3-Oct-03	$22.15	$22.74	$22.08	$22.45	762,100	$22.38

$23.00 maximum selling price 60-days before 12/2/03

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sabre Holdings Corporation
Incoming letter dated January 9, 2004

The proposals relates to the annual election of directors.

There appears to be some basis for your view that Sabre may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, the proponent did not own for one year at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting. Accordingly, we will not recommend enforcement action to the Commission if Sabre omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Grace K. Lee
Special Counsel